UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXTRACT OF ITEM 6 OF THE MINUTES OF THE 356TH MEETING OF THE BOARD OF DIRECTORS, HELD ON NOVEMBER 25, 2010.

In my role as Secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 6 of the Agenda, relating to the “Amendment to the Company’s Code of Conduct and Transparency to comply with CVM Instruction No. 482”, of the Minutes of the 356th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on November 25, 2010, at 2:00 p.m., at Praia de Botafogo No. 300 – 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“As for item (6), Bayard Gontijo presented the proposal to conform the Code of Conduct and Transparency of the Oi entities, approved at the Meeting of the Board of Directors of the Company on June 28, 2002, to CVM Instruction No. 482, by means of creating a new item (5.1.11) at the end of Section V of the above-mentioned Code, which relates to the “Duty Not to Utilize Privileged Information Not Yet Divulged”. He also clarified that the new item intruduces a new objective time period that delineates the quiet period but excludes information regularly divulged in the ordinary course of business of the company. The Board Members resolved to unanimously approve the proposal.”

All members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha – Chairman, Alexandre Jereissati Legey, Pedro Jereissati, Otávio Marques de Azevedo, Marcel Cecchi Vieira, Ivan Ribeiro de Oliveira, Fernando Magalhães Portella, Fábio de Oliveira Moser and Julio Cesar Maciel Ramundo. Rio de Janeiro, November 25, 2010.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer